FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  July 15, 2002

                                 Globo Cabo S.A.
                    (Exact Name as Specified in its Charter)


                                 Globo Cabo Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GLOBO CABO S.A.


By: ________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer


Date: July 15, 2002

FORWARD-LOOKING STATEMENTS

     This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Globo Cabo are merely projections and, as such, are based exclusively on the expectations of Globo Cabo management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice

Net Servicos de Telecomunicacao.
CNPJ/MF n(0)00.108.786/0001-65
NIRE n(0)33.300.159.738
Public Company
Rua Verbo Divino n(0)1.356 - 1a. , Sao Paulo-SP



                                 RELEVANT NOTICE


     Net Servicos de Comunicacao S.A. ("the Company"), a publicly held company, with its headquarters located in the City and State of Sao Paulo, at Rua Verbo Divino n. 1,356, 1st floor, Chacara Santo Antonio, enrolled with the CNPJ/MF under n. 00.108.786/0001-65, announced today, following the disclosures contained in the "Relevant Notices" published on April 16 and June 20, 2002, respectively, that the formalizing stage of the debt commitments has been concluded with certain creditors, in a satisfactory manner for the shareholders who signed the Globo Cabo S.A. (former Company Name) Company's Protocol of Recapitalization ("The Protocol") and as a consequence, the referred shareholders had fulfilled the pre-conditions to proceed with the Company's capitalization of at least R$1,000,000,000.00 (one billion Reais), in the scope of the capitalization process through the public offer of shares issued by the Company. The Company is preparing to carry out the capitalization process through a public offer of shares registered at the Brazilian Securities Commission (CVM) and will publish the relevant "Notice to the Market" in a timely manner, containing information regarding characteristics and procedures of the public offer of Company's shares.


                            Sao Paulo, July 15, 2002.


                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer